中国银行
BANK OF CHINA

Beijing 2008

File No.82-35030

Our Ref: BOC/BSHK(2008)040(CY)

4 June 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



SUPPL



08003069

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact the undersigned at (852) 2974 7376 or our Mr. Zhang Handong at (8610) 6659 4567.

Yours faithfully,
For and on behalf of
Bank of China Limited

Yeung Cheung Ying
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Announcement dated 22 May 2008 in relation to the changes in employee supervisors of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 May 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Overseas regulatory announcement dated 5 May 2008 in relation to the publication in the People's Republic of China (the "PRC") of a Report (announcement) for the First Quarter ended 31 March 2008 prepared in accordance with the Chinese Accounting Standards of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Announcement dated 22 May 2008 in relation to the changes in employee supervisors of the Bank as published in the PRC.

3. Announcement dated 29 May 2008 in relation to the commencement of term of office of the Bank's Board Secretary as published in the PRC.

4. Overseas regulatory announcement dated 29 May 2008 in relation to the publication in the PRC of an announcement on the commencement of term of office of the Bank's Board Secretary, as published on the website of Hong Kong Exchanges and Clearing Limited.



中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Changes in Employee Supervisors

Following the election at the employee representative meeting of Bank of China Limited (the "**Bank**") held on 19 April 2008, the Board of Directors of the Bank (the "**Board**") hereby announces that Mr. Li Chunyu was re-elected as employee supervisor of the Bank, Mr. Jiang Kuiwei was elected as a new employee supervisor of the Bank and Mr. Liu Dun retired from the role of employee supervisor of the Bank, with effect from 6 May 2008.

Following the election at the employee representative meeting of the Bank held on 19 April 2008, the Board hereby announces that:

1. Election and Re-election of Employee Supervisors

Mr. Li Chunyu was re-elected as employee supervisor of the Bank and Mr. Jiang Kuiwei was elected as a new employee supervisor of the Bank with effect from 6 May 2008. The biographical details of Mr. Li and Mr. Jiang are set out as follows:

Mr. Li Chunyu (李春雨), aged 49, has served as the employee supervisor of the Bank since December 2004. Since August 2000, Mr. Li has served as Chairman of the Labour Union of the Bank's Head Office. From 1992 to July 2000, he worked in the Human Resources Department of the Bank. Mr. Li holds a secondary college diploma.

Mr. Jiang Kuiwei (蔣魁偉), aged 40, has respectively served in the Bank's Changzhou Branch of Jiangsu Province, Taizhou Sub-Branch of the People's Bank of China and the Bank's Jiangsu Branch since 1989. Currently, he serves as the general manager of the Planning and Finance Department of the Jiangsu Branch of the Bank. Mr. Jiang obtained a bachelor degree in engineering from Zhejiang University in 1989.

The term of Mr. Li and Mr. Jiang's supervisor role is for three years and will end on the date of the employee representative meeting of the Bank held in 2011.

Neither Mr. Li nor Mr. Jiang has entered into any service contract with the Bank in respect of their respective election as a supervisor. Each of Mr. Li and Mr. Jiang will receive RMB50,000 (before tax) per annum as employee supervisor's subsidy from the Bank. In addition, each of them will receive emolument in accordance with their respective position in the Bank, including salary, bonus and allowance. Such emolument is determined by reference to the staff remuneration policy of the Bank.

Save as disclosed above and as at the date of this announcement, Mr. Li and Mr. Jiang have not held any directorships in other listed public companies in the last three years, does not hold any other position with the Bank or any of its subsidiaries and is not related to any directors, senior management or substantial or controlling shareholders of the Bank.

Mr. Li and Mr. Jiang do not have any interest in the shares of the Bank and its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong as at the date of this announcement.

Further, save as disclosed above, there is no information to be disclosed pursuant to any of the requirements of the provisions under Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that needs to be brought to the attention of the shareholders of the Bank in respect of the election of Mr. Li and Mr. Jiang.

The Board would like to take this opportunity to welcome Mr. Jiang to join the board of supervisors of the Bank and to thank Mr. Li for his continuous contribution to the board of supervisors of the Bank.

2. Retirement of Employee Supervisor

Mr. Liu Dun (劉鈍) retired from the role of employee supervisor of the Bank with effect from 6 May 2008. Following his retirement, Mr. Liu will continue to serve as the Chief Audit Officer of the Fujian Branch of the Bank.

Mr. Liu has confirmed that he has no disagreement with the Board and the board of supervisors of the Bank and that there are no matters with respect to his retirement that need to be brought to the attention of the shareholders of the Bank.

The Board is grateful to Mr. Liu for his contribution to the board of supervisors of the Bank.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Beijing, PRC, 22 May 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	03/06/2008 15:05:58	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	03/06/2008 15:06:00	Approved By 審批者	03988P08
Submission No. 呈交編號	EBIS-080602-00093	Status 狀況	Approved

Issuer 發行人	LM03988 Bank of China Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Y.W. Pak		
Contact No. 聯絡電話	2846 2703		

For the month ended : 31/05/2008
截至月份：

Name of Issuer 公司名稱	LM03988 Bank of China Limited
Representative Code/Name 代表代號／姓名	

Contact Person 聯絡人: Y.W. Pak

Contact Telephone No. 聯絡電話: 2846 2703

Date submitted 呈交日期: 03/06/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988　　Description : H shares
(1) 股份代號 :　　說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／（減少）				
(EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)
◯ Preference
優先股
◯ Other Class
其他類別

2. HKD

◉ Ordinary (1)
普通股 (1)
◯ Ordinary (2)
普通股 (2)
◯ Preference
優先股
◯ Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

3. HKD

◉ Ordinary (1)
普通股 (1)
◯ Ordinary (2)
普通股 (2)
◯ Preference
優先股
◯ Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

4. HKD

◉ Ordinary (1)
普通股 (1)
◯ Ordinary (2)
普通股 (2)
◯ Preference
優先股
◯ Other Class
其他類別

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 / Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Stock Code 股份代號 / Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Stock Code 股份代號 / Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

2. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

3. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

4. Please Select One

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 :
（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)

○ Preference 優先股
○ Other Class 其他類別

5. **Bonus Issue** 紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

6. **Repurchase of share** 購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

7. **Redemption of share** 贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

8. **Other** 其他

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：

◉ Ordinary (1) 普通股 (1)

(Please specify)
（請註明）

（日／月／年）

○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Yeung Cheung Ying
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)118(JY)

21 May 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement in relation to Voting Results of Annual General Meeting and Extraordinary General Meeting of the Company as published on the website of Hong Kong Exchanges and Clearing Limited on 20 May 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT

Voting Results of Annual General Meeting and Extraordinary General Meeting held on 20 May 2008

The Board of Directors of the Company is pleased to announce the voting results of the Annual General Meeting (the "AGM") and the Extraordinary General Meeting (the "EGM") of the Company held on Tuesday, 20 May 2008 at 17th Floor, Bank of China Tower, 1 Garden Road, Hong Kong. The AGM and EGM were chaired by Mr. Xiao Gang, the Chairman of the Company. As stated in the notices of the AGM and EGM dated 11 April 2008, all the proposed resolutions at the AGM and EGM were voted on by poll. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed by the Company as the scrutineer for the vote-taking at the AGM and EGM.

Voting Results of the AGM

The number of issued shares of the Company as at the date of the AGM was 10,572,780,266 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. Shareholders and authorised proxies holding an aggregate of 10,352,547,272 shares, representing 97.9170% of the total issued share capital of the Company were present at the AGM.

All resolutions at the AGM were approved by the shareholders. The poll voting results in respect of each resolution proposed at the AGM were as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2007.	8,285,629,327 (100.0000%)	500 (0.0000%)#
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK$0.487 per share for the year ended 31 December 2007.	8,533,676,916 (100.0000%)	3,500 (0.0000%)#
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

3. (a)	To re-elect Mr. HE Guangbei as a Director of the Company.	8,487,123,086 (99.4311%)	48,558,833 (0.5689%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(b)	To re-elect Mdm. ZHANG Yanling as a Director of the Company.	8,489,521,358 (99.4828%)	44,134,058 (0.5172%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(c)	To elect Mr. LEE Raymond Wing Hung as a Director of the Company.	8,489,502,858 (99.4825%)	44,158,558 (0.5175%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(d)	To elect Mr. GAO Yingxin as a Director of the Company.	8,489,291,858 (99.4801%)	44,363,058 (0.5199%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(e)	To re-elect Dr. FUNG Victor Kwok King as a Director of the Company.	8,489,952,144 (99.4773%)	44,607,275 (0.5227%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(f)	To re-elect Mr. SHAN Weijian as a Director of the Company.	8,477,557,595 (99.3426%)	56,097,824 (0.6574%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.	8,521,731,416 (99.8752%)	10,651,000 (0.1248%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	7,480,901,439 (87.6811%)	1,051,045,477 (12.3189%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

6.	Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	8,533,549,916 (99.9986%)	117,500 (0.0014%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.	7,105,829,944 (83.3160%)	1,422,936,312 (16.6840%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

* *As the number of shares cast against this resolution was minimal, the percentage of votes cast against this resolution was zero percent (0.0000%) after taking 4 decimal points.*

Shareholders may refer to the Circular dated 11 April 2008 for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

The final dividend of HK$0.487 per share for the year ended 31 December 2007 will be paid on Tuesday, 27 May 2008 to shareholders whose names appeared on the Register of Members of the Company on Monday, 19 May 2008.

Voting Result of the EGM

Terms used in the Circular dated 1 February 2008 to the shareholders of the Company in relation to the Continuing Connected Transactions and the New Annual Caps shall have the same meanings when used herein unless the context requires otherwise. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

The number of issued shares of the Company as at the date of the EGM was 10,572,780,266 shares, which was the total number of shares entitling the holders to attend the EGM. Bank of China Limited and its associates, which have a material interest in the Continuing Connected Transactions, abstained from voting on the proposed resolution at the EGM. The total number of shares held by the Independent Shareholders entitled to attend and vote for or against the resolution proposed at the EGM was 3,627,675,653. Independent Shareholders and authorised proxies of Independent Shareholders holding an aggregate of 3,407,489,315 shares, representing 32.2289% of the total issued share capital of the Company were present at the EGM.

The resolution at the EGM was approved by the Independent Shareholders. The poll voting result in respect of the resolution proposed at the EGM was as follows:

Resolution	No. of Votes (%)	
	For	**Against**
THAT the Continuing Connected Transactions and the New Annual Caps, as defined and described in the Circular dated 1 February 2008 to the shareholders of the Company, be and are hereby confirmed, approved and ratified.	1,569,164,277 (99.9675%)	509,500 (0.0325%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 20 May 2008

As at the date hereof, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2008)124(JY) File No.82-34675

2 June 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 May 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

File No. 82-3467

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/06/2008	17:41:10	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	02/06/2008	17:41:12	Approved By 審批者	02388P03
Submission No. 呈交編號	EBIS-080602-00176		Status 狀況	Approved

Issuer 發行人	LM02388 BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended :
截至月份： 31/05/2008

Name of Issuer 公司名稱	LM02388 BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名	

Contact Person 聯絡人: Jason C.W. Yeung

Contact Telephone No. 聯絡電話: 2846 2700

Date submitted 呈交日期: 02/06/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 2388
(1) 股份代號：

Description : 說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of the month 本月底結存	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日 ／ 月 ／ 年）			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日 ／ 月 ／ 年）			
Balance at close of the month			

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

2. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

3. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	◎ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

○ Preference 優先股
○ Other Class 其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：（日／月／年）

◎ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期 ：（日／月／年）

◎ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期 ：（日／月／年）

◎ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

8. **Other**
其他

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 ：

◎ Ordinary (1) 普通股 (1)

(Please specify) ______
（請註明） ______

（日／月／年）

○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END